2001 Annual Report

A DAY IN THE LIFE
OF DIABETES...

AND AMYLIN'S ROLE
IN THE FIGHT AGAINST
THIS DISEASE.



Amylin Pharmaceuticals, Inc. a company with two late-stage, first-in-class drug candidates for diabetes.

Amylin Pharmaceuticals IS FOCUSED ON IMPROVING THE LIVES OF PEOPLE WITH DIABETES MELLITUS AND OTHER METABOLIC DISORDERS THROUGH THE DISCOVERY, DEVELOPMENT AND COMMERCIALIZATION OF INNOVATIVE, COST-EFFECTIVE MEDICINES.

Table of Contents

This report, which includes financial and other corporate and business information, contains forward-looking statements about the Company, which involve risks and uncertainties. The Company's actual results could differ materially from those discussed in this report, due to a number of risks and uncertainties, including risks and uncertainties in the FDA's review of NDAs generally, risks and uncertainties in FDA and European Regulatory Authority requirements for SYMLIN™ approval, including risks and uncertainties that approval by those authorities, if any, may be withheld, delayed and/or limited by indications, risks and uncertainties regarding the drug discovery and development process, uncertainties regarding the Company's ongoing clinical studies of its drug candidates and the ability of the Company to commercialize its drug candidates, whether through sales, distribution, marketing and/or corporate partnering agreements, and to raise additional capital, in either case, on terms acceptable to the Company or otherwise. Additional risks and uncertainties are described more fully in the Company's most recently filed SEC documents, such as its Annual Report on Form 10-K for the fiscal year ended December 31, 2001 under the heading "Risk Factors".



KIM SEWARD PREPARES FOR HER MORNING SWIM AFTER TESTING HER BLOOD SUGAR AND EATING A MEASURED BREAKFAST. REGULAR EXERCISE, MEAL PLANNING, APPROPRIATE MEDICATION AND FREQUENT GLUCOSE MONITORING ARE ALL REQUIREMENTS FOR KEEPING HER DIABETES UNDER GOOD CONTROL.

IT'S 6:15 IN THE MORNING. THE FOLLOWING PAGES WILL TAKE YOU THROUGH THIS ORDINARY DAY TO EXPLORE THE VARIOUS LIVES THAT ARE AFFECTED BY DIABETES AND SHOW YOU SOME OF THE THINGS WE ARE CURRENTLY DOING AT AMYLIN PHARMACEUTICALS IN THE FIGHT AGAINST THIS DEVASTATING DISEASE.

Every day, over 150 million people worldwide live with a disease called diabetes. Diabetes mellitus is a chronic metabolic disease in which the body does not produce or properly utilize insulin or amylin, hormones produced by the beta cells in the pancreas. These hormones are required to ensure that the body properly processes and stores food, particularly sugar (glucose).

Type 1 diabetes, typically diagnosed in children and young adults, is an autoimmune disease in which the body destroys its own beta cells, so there is an absence of insulin and amylin.

Type 2 diabetes is the most common form of diabetes and is frequently linked to obesity. It is progressive in nature, and over time the beta cells are unable to produce sufficient amounts of insulin and amylin.

In both type 1 and type 2 diabetes, glucose levels increase in the blood stream instead of going into the cells (hyperglycemia). Over time, this hyperglycemia can cause severe long-term complications, including damage to the eyes, kidneys, nerves and heart.

Keeping diabetes under control is difficult and can require a strict diet, exercise plan and frequent blood sampling to test glucose levels. People with diabetes go to great lengths to properly care for their disease. For example, they may have to excuse themselves from a business meeting to check their blood glucose, or wake up at 3 a.m. to eat a snack. All people with type 1 diabetes require daily insulin injections. People with type 2 diabetes may eventually progress to needing oral anti-diabetic agents and/or multiple injections of insulin each day.


EVER SINCE HER DAUGHTER EMILY WAS BORN, SARAH JACOBS HAS BEEN ESPECIALLY CAREFUL TO CHECK HER BLOOD SUGAR EVERY TIME SHE GETS IN THE CAR. FREQUENT BLOOD TESTING AND PROPER DIET ARE REQUIREMENTS IN HER RESPONSIBILITY TO HER OWN HEALTH AND TO THE LONG-TERM HEALTH AND HAPPINESS OF HER LITTLE GIRL.
7:04 AM


7:53 AM

VED SRIVASTAVA, PHD, SENIOR SCIENTIFIC INVESTIGATOR, ANALYZES PEPTIDES AND SMALL MOLECULES IN THE SEARCH FOR POTENTIAL THERAPIES FOR METABOLIC DISEASES.

Every day, the Amylin team is focused on improving the lives of people with diabetes mellitus and other metabolic disorders through the discovery, development and commercialization of innovative, cost effective medicines.

Amylin Pharmaceuticals was founded in 1987, following the observation that a second hormone, in addition to insulin, was produced by the beta cells in the pancreas. This second hormone became known as amylin, hence the name of our company.

Since then, we have dedicated a significant amount of our time and resources to the research and development of the hormone amylin and to other potential drug candidates for the treatment of metabolic disorders.

We have grown from a company focused strictly on research and development, to a company that now has exclusive rights to two late-stage, first-in-class diabetes product candidates. We are now closer than ever to being able to provide new tools to help people better manage their diabetes.

FACT:

DIABETES IS A CHRONIC DISEASE WITH NO KNOWN CURE.


9:12 AM
EDNA MITCHELL VISITS HER DOCTOR REGULARLY FOR CHECKUPS. SHE DOES NOT WANT COMPLICATIONS FROM HER DIABETES TO SLOW HER DOWN, SO SHE STAYS ACTIVE AND KEEPS A CLOSE WATCH FOR ANY WARNING SIGNS.

It has been demonstrated in landmark diabetes studies that, by reducing blood glucose concentrations toward the normal range, the risk of a person with diabetes developing associated long-term complications can be greatly reduced. These complications can include kidney failure, blindness, nerve damage, amputation, heart attack and stroke.

While current therapies reduce blood glucose concentrations, people with diabetes are generally unable to maintain glucose levels within the recommended guidelines established by organizations like the American Diabetes Association. In addition, current therapies commonly have undesirable side effects such as weight gain, a major issue limiting the effective treatment of diabetes.

FACT:

MAJOR LANDMARK DIABETES STUDIES HAVE DEMONSTRATED THAT MAINTAINING GOOD GLUCOSE CONTROL REDUCES THE RISK OF LONG-TERM COMPLICATIONS.


11:35 AM

JAMIE BLOSE, SENIOR DIRECTOR OF CLINICAL OPERATIONS, TALKS WITH TEAM MEMBERS ABOUT PROGRESS MADE IN THE SYMLIN DEVELOPMENT PROGRAM.

12:20 PM


HENRY ELLIS HAS TO MAKE TIME TO TEST HIS BLOOD SUGAR THROUGHOUT THE DAY. HENRY IS COMMITTED TO BOTH HIS CAREER AND HIS FAMILY, AND HE KNOWS HIS LONG-TERM SUCCESS IN BOTH IS PREDICATED BY GOOD CONTROL OF HIS DIABETES.

Additional barriers to good glucose control include wide, difficult-to-manage swings in blood glucose, and an increased risk of dangerously low blood sugar, or hypoglycemia. Hypoglycemia is caused by having too much insulin in the bloodstream. People managing their diabetes with insulin injections are especially vulnerable to severe episodes of hypoglycemia, which require assistance from another person and can cause life-threatening situations.

Researchers believe that episodes of hypoglycemia in people with diabetes who use insulin may become more common as research continues to show that better control over blood glucose can prevent long-term complications. As people attempt to lower their blood sugar to normal levels, they increase their risk of dropping into the dangerous low blood glucose area of hypoglycemia.

FACT:

RESEARCH INDICATES THAT APPROXIMATELY 74% OF PEOPLE WITH DIABETES WHO USE INSULIN ARE NOT ACHIEVING ADEQUATE GLUCOSE CONTROL.

Amylin Pharmaceuticals currently has two late-stage compounds in development that have the potential to help in the fight against diabetes.

SYMLIN™ (pramlintide acetate) is a synthetic version of human amylin. In clinical studies to date, SYMLIN has demonstrated improvements in glucose control without weight gain in people with diabetes who use insulin. These improvements were achieved with no overall increase in severe hypoglycemia event rates compared to patients taking insulin alone.

In October 2001, we received a letter from the FDA stating that SYMLIN is approvable as a treatment for people with diabetes who use insulin, subject to satisfactory results from additional clinical work. This additional work is focused primarily on how best to safely initiate therapy with SYMLIN in patients with type 1 diabetes. We expect to complete this work and submit an amendment to our New Drug Application in the second half of 2002.


1:08 PM

CHRISTIAN WEYER, MD, DIRECTOR OF MEDICAL AFFAIRS, FINALIZES A SYMLIN MANUSCRIPT WITH MEDICAL WRITERS JAMES RUGGLES, PHD AND SUSAN STROBEL, PHD.



YOLANDA CRUZ STILL MAKES TORTILLAS REGULARLY FOR HER FAMILY BUT HAS HAD TO CUT BACK ON SOME OF HER FAVORITE FOODS TO KEEP HER DIABETES UNDER CONTROL. WITH THE PROPER MEDICATIONS, EXERCISE AND BLOOD GLUCOSE TESTING, SHE MAINTAINS HER COMMITMENT TO BOTH HER CULTURE AND TO HER HEALTH.

1:26 PM


DENNIS KIM, MD, MEDICAL INVESTIGATOR, TALKS WITH
COLLEAGUES ABOUT AC2993 CLINICAL TRIAL RESULTS.

AC2993 (synthetic exendin-4) is being studied as a potential treatment for people with type 2 diabetes. In clinical studies, AC2993 has been shown to stimulate the body's own insulin secretion in the presence of elevated blood glucose, but not during periods of low blood glucose. Because of this glucose-dependent distinction, this product candidate is not expected to cause hypoglycemia. In a one-month, Phase 2 study completed last year, patients failing treatment with currently approved oral agents were treated with AC2993 and exhibited clinically meaningful reductions in blood glucose.

Three Phase 3 AMIGO (AC2993: Diabetes Management for Improved Glucose Outcomes) trials are currently ongoing, with initial results expected in early 2003.

FACT:

THE DIRECT AND INDIRECT COSTS OF DIABETES AMOUNT TO NEARLY $100 BILLION A YEAR.

2:49 PM



CHARLIE AND ROSE GOGAN EXERCISE TOGETHER AS PART OF THEIR ROUTINE. WITH A HISTORY OF DIABETES IN BOTH OF THEIR FAMILIES, THEY KNOW THAT THEIR COMMITMENT TO A HEALTHY LIFESTYLE NOW WILL HELP KEEP THEM TOGETHER FOR A LONG TIME.

According to the Centers for Disease Control and Prevention, the prevalence of type 2 diabetes in the United States is growing at an epidemic rate. Studies have shown sharp increases in diabetes rates across all demographic groups.

Type 2 diabetes, which has typically been considered a disease affecting people in their later years, is now appearing in increasingly younger populations. Surprisingly, the most dramatic increase has been in people in their thirties. This means people will be living longer with the disease, and that new, more effective tools will be necessary to help prevent the development of the long-term complications associated with diabetes.

For a long time, obesity has been linked to the development of type 2 diabetes. Obesity has increased by over 30% in the last decade, and since there is often a delay between weight gain and the development of diabetes, the pattern of increasing diabetes prevalence is likely to continue for some time. Ironically, many current diabetes medications cause additional weight gain, further complicating the disease.

Diabetes and obesity are both risk factors for the development of cardiovascular complications, ranging from hypertension (high blood pressure) to coronary heart disease.

FACT:

IN 1999, THE INCIDENCE OF DIABETES IN THE UNITED STATES INCREASED AT A RATE THREE TO FOUR TIMES THE GENERAL POPULATION GROWTH RATE.

In addition to our two late-stage opportunities, our researchers and clinicians are busy with the development of new treatment options for the future.

AC2993 LAR is a long-acting release formulation of AC2993 that we are developing under an agreement with Alkermes, Inc. We believe AC2993's high potency and glucose-dependent activity make it a good candidate for a sustained release formulation. The goal of the AC2993 LAR program is a once-a-month injection to treat type 2 diabetes, a very exciting prospect if successful. We completed a Phase 1 clinical trial in 2001, showing a sustained release of AC2993 for over 30 days. AC2993 LAR is scheduled to begin Phase 2 testing in the first half of 2002.

AC3056, a compound that we in-licensed from Aventis Pharma, is being evaluated as a treatment for atherosclerosis-related cardiovascular disease. Our initial Phase 1 work showed that AC3056 was orally bioavailable, and no safety concerns were noted.

We have retained a strong focus on research as we evolve towards becoming a commercial organization. The metabolic components of diabetes, obesity and cardiovascular disease are linked together in many ways that may allow us to leverage our experience to develop new metabolic drug candidates to treat these conditions. Our scientists are primarily focused on investigating the potential utility of new peptide hormone candidates and evaluating in-licensing opportunities.


3:45 PM

JOHN ONG, PHD, DIRECTOR OF PRODUCT DEVELOPMENT AND CHRISTINE SMITH, PHD, ASSOCIATE DIRECTOR OF PRODUCT DEVELOPMENT DISCUSS PROJECT TIMELINES FOR THE AC2993 AND AC3056 DEVELOPMENT PROGRAMS.

FACT:

EARLY DETECTION, IMPROVED DELIVERY OF CARE AND BETTER SELF-MANAGEMENT ARE KEY STRATEGIES FOR PREVENTING THE LONG-TERM COMPLICATIONS ASSOCIATED WITH DIABETES.

Diabetes can be a frustrating and life-altering disease for both the patient and the people close to them. Fortunately, there are a vast number of available resources that can help.

Information is a powerful force in the fight against diabetes. It alerts people to the risk factors so they can reduce their chances of developing diabetes through lifestyle changes, and it educates them about the symptoms of the disease so they can seek medical attention early. Information empowers people to manage their diabetes to prevent the onset of complications and keeps them abreast of new therapeutic developments available to help treat the disease.

If you or someone close to you has been diagnosed with diabetes, we encourage you to visit our corporate website, www.amylin.com, for links to just a few of the many valuable resources that are available.

We also encourage you to join in local community activities, such as walks and bike rides, to help raise awareness of diabetes on the local and national level and to help fund important research and outreach efforts.

With millions of people all over the world fighting this disease, no one with diabetes is alone in the battle.



THOMAS FLAVIN SEARCHES THE INTERNET FOR NEWS ARTICLES ON DIABETES ONCE A WEEK. HE MAKES HIMSELF AN ACTIVE AND WELL INFORMED MEMBER OF HIS HEALTHCARE TEAM BY KEEPING ABREAST OF NEW DEVELOPMENTS IN DIABETES THERAPY.

4:07 PM


5:27 PM
AMYLIN
IS DEFICIENT
IN PEOPLE
WITH
DIABETES
AMYLIN

ALICE BAHNER, SENIOR DIRECTOR OF CORPORATE AND MEDICAL COMMUNICATIONS, BRIAN POESCHL, ASSOCIATE DIRECTOR OF PRODUCT MANAGEMENT AND BILL FEAGIN, DIRECTOR OF MARKETING WORK ON PANELS FOR A SCIENTIFIC EXHIBIT DESCRIBING THE PHYSIOLOGY OF THE HORMONE AMYLIN.

Amylin Pharmaceuticals joined the fight against diabetes in 1987, and we have continued to build on our experience and expertise through the years.

Amylin Pharmaceuticals has amassed a great deal of industry experience. Our top six executives represent over 140 cumulative years of experience, a significant number of which have been spent developing and marketing products with large pharmaceutical companies.

In addition, we've built a strong clinical team, including 10 physicians. Our clinical group includes six diabetologists, four adjunct professors of medicine, a principal investigator from the Diabetes Control and Complications Trial (DCCT), a landmark diabetes study, and noted authors on diabetes and metabolism.

We also have a strong medical education effort focused on helping the medical community better understand the role of the hormone amylin in normal physiology, and its deficiency in diabetes. We encourage you to visit our educational website, www.amylin.org, to learn more about this important hormone.



LETTER TO OUR STOCKHOLDERS

After reading this report, I hope it is clear why we have remained so committed to our pipeline through the years. We are pleased to have two late-stage, first-in-class drug candidates for diabetes and are committed to getting these to the patients we aim to serve.

The year 2001 was a tremendous one for Amylin Pharmaceuticals. We made considerable progress on many fronts, especially with our two lead diabetes drug candidates, SYMLIN™ (pramlintide acetate) and AC2993 (synthetic exendin-4). For SYMLIN, it started with the acceptance for filing of our regulatory applications in the US in January and Europe in June. In July we presented SYMLIN to an FDA Advisory Committee. I was very proud of the Amylin team in this meeting. In addition, there were testimonials provided both by clinicians and patients who were experienced with SYMLIN. Their comments had a powerful effect on all of us. I was personally moved to hear about actual cases in which the drug had contributed positively to care. It was a poignant reminder of why we remain so committed to our mission.

Though the Advisory Committee didn't recommend approval to the FDA at that time, they encouraged us to move forward. We continued our dialogue with the FDA following that meeting, and in October received a letter from the agency saying that SYMLIN is approvable, pending satisfactory results from additional clinical work. Following additional discussions, we established a plan of action, and intend to submit an amendment to the SYMLIN New Drug Application in the second half of 2002.



Our second diabetes drug candidate, AC2993 (synthetic exendin-4), has also enjoyed a productive year in the clinic. In June, we were honored with an invitation to present positive results from a one-month *Phase 2 study in a special Presidents' Poster session at the annual meeting of the American Diabetes* Association. These data formed the basis of a successful End-of-Phase 2 meeting with the FDA and enabled us to initiate our Phase 3 development program in December. Our long-acting release formulation, AC2993 LAR, also yielded encouraging results and we plan to move that program into Phase 2 in the first half of 2002.

Our financial position has grown stronger over the past year as well. In May 2001, we received net proceeds of $34 million from a private placement of common stock. In February 2002, we raised an additional $91 million through a follow-on public offering. These funds will be used primarily to support our AC2993 and AC2993 LAR development programs. In addition, it gives us time to take advantage of potential partnering opportunities for both SYMLIN and AC2993.

Thank you for your continued support and investment in Amylin Pharmaceuticals as we continue to do our part to help in the fight against diabetes.

Joseph C Cook Jr.

Joseph C. Cook, Jr., Chairman and CEO

Planned Milestones

2002 - 1st HALF

- AC2993 – start additional Phase 3 studies
- AC2993 LAR – begin Phase 2 program
- AC3056 – report additional clinical results

2002 - 2ND HALF

- AC2993 – complete Phase 3 enrollment
- SYMLIN – submit NDA amendment

2003 - 1st HALF

- AC2993 – report initial Phase 3 results
- SYMLIN – launch, pending final approval
- AC2993 LAR – begin Phase 3 program

2003 - 2ND HALF

- AC2993 – complete Phase 3 program

Product Pipeline


COMMERCIALIZATION
REGULATORY REVIEW
CLINICAL STUDIES
PRODUCT DEVELOPMENT
DRUG DISCOVERY
PHASE
3
2
1
AC3056
AC2993 LAR
AC2993
(synthetic exendin-4)
SYMLIN™
(pramlintide acetate)

Financial Table of Contents

Selected Financial Data

(in thousands, except per share data)

Please read the following selected financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related notes included elsewhere in this annual report.

YEARS ENDED DECEMBER 31,	2001	2000	1999	1998	1997
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:					
Revenues under collaborative agreements	$ —	$ —	$ —	$ 16,236	$ 42,609
Expenses:					
Research and development	49,601	33,807	19,181	53,597	82,281
General and administrative	20,469	10,716	7,920	10,191	15,592
	70,070	44,523	27,101	63,788	97,873
Net interest income (expense)	(1,902)	480	(3,463)	(3,546)	637
Net loss	(71,972)	(44,043)	(30,564)	(51,098)	(54,627)
Dividends paid on preferred stock	—	—	335	—	—
Net loss available to common stockholders	$ (71,972)	$ (44,043)	$ (30,899)	$ (51,098)	$ (54,627)
Net loss per common share — basic and diluted	$ (1.09)	$ (0.71)	$ (0.73)	$ (1.49)	$ (1.70)
Shares used in calculating net loss per share — basic and diluted	65,927	61,644	42,271	34,325	32,156

AT DECEMBER 31,	2001	2000	1999	1998	1997
CONSOLIDATED BALANCE SHEETS DATA:					
Cash, cash equivalents and short-term investments	$ 46,574	$ 82,899	$ 22,503	$ 10,789	$ 52,748
Working capital	47,188	78,380	17,359	5,192	31,303
Total assets	63,527	90,635	26,422	18,823	65,338
Long-term obligations	58,073	52.103	46,847	44,089	36,980
Accumulated deficit	(407,744)	(335,772)	(291,729)	(260,830)	(209,732)
Total stockholders' equity (deficit)	(3,483)	31,286	(26,400)	(31,462)	4,649

Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

Amylin Pharmaceuticals is a biopharmaceutical company engaged in the discovery, development and commercialization of drug candidates for the treatment of diabetes and other metabolic disorders. We currently have exclusive rights to two drug candidates in late stage development for the treatment of diabetes, SYMLIN and AC2993.

In December 2000, we submitted a New Drug Application, or NDA, to the United States Food and Drug Administration for approval to market SYMLIN, our lead diabetes drug candidate, which is targeted for people with diabetes that use insulin. In May 2001, we submitted Marketing Authorization Applications, or MAA, for approval to market SYMLIN to the European Agency for the Evaluation of Medicinal Products, which have since been accepted by the EMEA and Swiss regulatory authorities. In October 2001, the FDA completed its review of our NDA for SYMLIN, indicating that SYMLIN is approvable for both type 1 and insulin-requiring type 2 diabetes. However, the FDA also indicated that approval of SYMLIN will require that we achieve satisfactory results from additional clinical work. In December 2001, we announced our plans to submit an amendment to our NDA in the second half of 2002, subject to the completion of the required clinical work, which includes a seven-month, placebo-controlled dose titration study focused on safety in approximately 250 people with type 1 diabetes and four, short-term pharmacokinetic-pharmacology studies to enhance suggested prescribing information. We do not expect that the FDA will require extended trials in type 2 diabetes patients prior to granting marketing approval of SYMLIN in the United States.

Our second drug candidate, AC2993 (synthetic exendin-4) is being developed with an initial target to improve glucose control in people with type 2 diabetes who are not using insulin and are not achieving target blood glucose concentrations with diet and oral medications alone. We commenced Phase 3 evaluation of AC2993 in December 2001. Additionally, in May 2000, we entered into a collaboration agreement with Alkermes, Inc., a company specializing in the development of products based on proprietary drug delivery technologies, for the development, manufacture and commercialization of an injectable long acting formulation of AC2993, or AC2993 LAR, with the goal of developing a product that would enable a monthly administration of AC2993. We are funding the development of AC2993 LAR under this collaboration. AC2993 LAR is currently in Phase 1 evaluation. Our third drug candidate, AC3056, is a compound that was in-licensed from Aventis Pharma. AC3056 is in Phase 1 clinical studies and is being evaluated for potential utility in the treatment of artheroscerlosis-related cardiovascular disease.

Since our inception in September 1987, we have devoted substantially all of our resources to our research and development programs. Substantially all of our revenues to date have been derived from fees and expense reimbursements under earlier SYMLIN collaborative agreements and from interest income. We currently have no product sales and have not received any revenues from the sale of our drug candidates. We have been unprofitable since inception, and expect to incur additional operating losses for at least the next few years. As of December 31, 2001, our accumulated deficit was approximately $408 million.

In February 2002, we completed a public offering of 12.075 million shares common stock, generating net proceeds of approximately $91 million.

RESULTS OF OPERATIONS

Revenue

We recognized no revenues in 2001, 2000 or 1999.

Operating Expenses

Total operating expenses were $70.1 million in 2001, $44.5 million in 2000 and $27.1 million in 1999. Research and development expenses were $49.6 million in 2001, $33.8 million in 2000 and $19.2 million in 1999. General and administrative expenses were $20.5 million in 2001, $10.7 million in 2000 and $7.9 million in 1999.

The $15.8 million increase in research and development expenses in 2001, as compared to 2000, is approximately evenly split between an increase in our internal costs; primarily employee compensation and related costs, and external costs to support our AC2993, AC2993 LAR, and to a lesser extent AC3056 development programs. We had approximately 150, 85 and 35 employees dedicated to our research and development activities at December 31, 2001, 2000 and 1999 respectively. The increase in external costs in 2001 reflects costs incurred to conduct recently completed clinical trials, including Phase 2 evaluations of AC2993, Phase 1 evaluations of AC2993 LAR, and increased costs incurred in connection with our AC2993 LAR development collaboration with Alkermes. These increased costs in 2001 were partially offset by a decrease in external costs for SYMLIN. In 2000, we incurred higher costs for SYMLIN, primarily associated with the filing of the NDA in

December of that year. The increase in research and development expenses in 2000 compared to 1999 reflects primarily the external costs associated with the preparation of the SYMLIN NDA, increased development costs associated with the commencement of our Phase 2 program for AC2993, development costs associated with the start of our AC2993 LAR program and the increase in our number of employees.

We expect that research and development expenses will continue to increase in 2002, due primarily to external costs associated with the recent commencement of our AC2993 Phase 3 program, consisting of three pivotal trials, expected to include approximately 1,600 subjects. However, the extent and timing of the increased costs related to these clinical trials will be significantly influenced by the rate at which we enroll study participants. We also expect to incur increased external costs in 2002 in connection with the continued clinical development of AC2993 LAR, consisting primarily of costs incurred in connection with our development collaboration with Alkermes, as well as costs to conduct Phase 2 clinical trials planned to begin in the second quarter of 2002. We also expect to incur costs in 2002 to conduct the required clinical trials in connection with our efforts to obtain FDA approval to market SYMLIN. The development costs related to SYMLIN in 2002 are not expected to change materially from such costs for SYMLIN incurred in 2001. We expect our internal research and development costs to increase moderately in 2002 to support the expansion of our development programs.

Currently, our research and development efforts are focused on four programs in various stages of clinical development as detailed in the following table:

COMPOUND	DEVELOPMENT STATUS	PLANNED MILESTONES
SYMLIN	◦ FDA "Approvable Letter" received ◦ Additional clinical work to be completed in 2002 ◦ Review by European Authorities underway	◦ Complete additional clinical work ◦ Submit NDA amendment in second half of 2002 ◦ Commercial launch in 2003, pending regulatory approvals
AC2993	◦ Phase 3 evaluation ◦ Three pivotal trials underway	◦ Report initial Phase 3 results in early 2003 ◦ Complete Phase 3 program in late 2003
AC2993 LAR	◦ Phase 1 evaluation	◦ Commence Phase 2 program in second quarter of 2002 ◦ Begin Phase 3 program in 2003
AC3056	◦ Phase 1 evaluation	◦ Report additional Phase 1 data in first half of 2002

From inception through 1998 we devoted substantially all of our research and development efforts to SYMLIN. Beginning in 1999, the composition of our research and development costs started to include costs for our other drug candidates, primarily AC2993 and AC2993 LAR, and to a lesser extent AC3056. We expect the shift in the composition of our research and development expenses to continue based on our current plans and the current development status of each of our four development programs.

Our ability to execute the future development plans for our drug candidates, and the amount and allocation of future expenditures among them may vary widely and are dependent upon many factors, including, but not limited to:

- our ability to secure sufficient financial resources independently or through collaborative arrangements;
- the results of current and planned preclinical and clinical trials for each drug candidate;
- the timing of regulatory submissions and approvals, and if approvals are received, time to market thereafter;
- technological advances; and
- the status of competitive products.

The $9.8 million increase in general and administrative expenses in 2001 compared to 2000 reflects an overall increase in our internal headcount, increased facilities and other infrastructure costs required to support our growth, costs associated with our commercialization plans for SYMLIN, including certain pre-marketing activities and the continued development of our commercial organization. We had approximately 70, 45 and 20 employees dedicated to general and administrative activities at December 31, 2001, 2000 and 1999, respectively. The increase in general and administrative expenses in 2000 compared to 1999 reflects primarily an increase in the number of employees, the commencement of our establishment of a commercial organization in the second half of 2000 and costs associated with the use of consultants. Until the timing of the FDA's determination regarding the approval of SYMLIN becomes more certain, we do not expect general and administrative expenses to change materially.

Other Income and Expense

Interest and other income is principally comprised of interest income from investment of cash and investments. Interest and other income was $4.2 million in 2001, $6.5 million in 2000 and $2.2 million in 1999. The decrease in 2001 compared to 2000 reflects primarily both lower average cash and investments balances and declining market interest rates in 2001 as compared to 2000. The significant increase in 2000 compared to 1999 reflects higher overall cash investments available for investment following a private placement of common stock in February 2000.

Interest and other expense is primarily comprised of interest expense resulting from long-term debt obligations, principally debt to Johnson & Johnson incurred pursuant to the terms of an earlier collaboration agreement. The collaboration agreement provided for a $30.6 million advance under a development loan facility and advances of $10.9 million under a pre-launch marketing expense facility. In conjunction with the borrowing under the development loan facility, we also issued warrants to Johnson & Johnson to purchase 1,530,950 shares of our common stock. The estimated value of the warrants is being amortized to interest expense over the life of the development loan. The loan agreement also provides that accrued and unpaid interest is added to principal annually under the development loan facility and quarterly under the pre-launch marketing expense facility. As of December 31, 2001, 2000 and 1999, the total principal and interest due to Johnson & Johnson was approximately $60.0 million, $55.2 million and $50.6 million, respectively. We have also used equipment debt financing and capital leases to acquire certain laboratory and office equipment. The amounts owed under these obligations were $1.1 million, $1.6 million and $2.7 million at December 31, 2001, 2000 and 1999, respectively. Interest and other expense was $6.1 million in 2001, $6.1 million in 2000 and $5.7 million in 1999.

Net Loss

The net loss for the year ended December 31, 2001 was $72.0 million, compared to $44.0 million in 2000 and $30.6 million in 1999. The increase in the net loss in 2001 compared to 2000 reflects the increases in operating expenses, interest and other expense and the reduction in interest and other income discussed above. The increase in net loss in 2000 compared to 1999 reflects the increases in operating expenses and interest and other expense discussed above, partially offset by the increase in interest and other income.

We expect to incur substantial operating losses for at least the next few years due to ongoing expenses associated with the continuation and potential expansion of our research and development programs, including the clinical development of SYMLIN, AC2993, AC2993 LAR and AC3056, preparation for the planned commercialization of SYMLIN, and related general and administrative support. Operating losses may fluctuate from quarter to quarter as a result of differences in the timing of expenses incurred and revenues recognized.

In 2001, several class action lawsuits were filed against us and certain of our officers and directors alleging securities fraud in connection with various statements and alleged omissions relating to the development of SYMLIN. These lawsuits were consolidated into a single action. If we are not successful in our defense of this lawsuit, we may be required to make significant payments to our stockholders. The lawsuit is at an early stage and the extent or range of possible damages, if any, cannot yet be reasonably estimated. Accordingly we have not recorded a provision for potential damages in the accompanying consolidated statement of operations.

LIQUIDITY AND CAPITAL RESOURCES

Since our inception, we have financed our operations primarily through private placements of common stock and preferred stock, public offerings of common stock, reimbursement of SYMLIN development expenses through earlier collaboration agreements, and debt financings.

At December 31, 2001 we had $46.6 million in cash, cash equivalents and short-term investments. In May 2001, we raised net proceeds of approximately $33.8 million in a private sale of newly issued common stock to select institutional investors. In February 2002, we completed a public offering of common stock, generating net proceeds of approximately $91 million. We have sufficient financial resources to fund our operations through at least 2002.

At December 31, 2001, we owe Johnson & Johnson approximately $60.0 million pursuant to debt incurred in connection with a collaboration agreement that terminated in 1998. Repayment obligations on this debt commence in June 2005, however, repayment may be accelerated in the event that we enter into certain specified change in control transactions, specified types of agreements for SMYLIN or certain types of financing arrangements subsequent to approval of the SYMLIN NDA by the FDA. Additionally, we owe $1.1 million pursuant to equipment financing, which is payable in equal monthly installments through December 2003.

We used cash of $67.8 million, $35.6 million and $23.1 million from our operating activities in the years ended December 31, 2001, 2000 and 1999, respectively. Our investing activities provided $49.0 million and used $64.4 million and $10.1 million in the years ended December 31, 2001, 2000, and 1999, respectively. Investing activities in all three years consisted primarily of purchases and sales of short-term investments, but also included purchases of laboratory and office equipment and additional patents and patent applications. Financing activities provided $35.0 million, $98.1 million and $32.5 million in the years ended December 31, 2001, 2000 and 1999, respectively. These amounts consisted primarily of sales of common and preferred stock, partially offset by principal payments on notes payable and capital lease obligations.

We expect that our cash expenditures to conduct clinical trials will increase substantially in 2002, due primarily to the AC2993 Phase 3 program, which commenced in December 2001. We also intend to increase our expenditures for AC2993 LAR, which we plan to move to Phase 2 evaluation in the second quarter of 2002. Until the timing of the FDA's determination regarding the approval of SYMLIN becomes more certain, we do not expect expenditures for general and administrative expenses to change materially. We do intend to continue with certain pre-marketing activities related to the planned commercialization of SYMLIN, however, the larger cash expenditures associated with the hiring and deployment of a SYMLIN sales force and increased costs for marketing activities are dependent upon the approval of SYMLIN by the FDA. If it appears that FDA approval will be delayed significantly or not received at all, we expect to further re-evaluate our level of activity and cash expenditures associated with the planned commercialization of SYMLIN.

At December 31, 2001, we are committed to purchase approximately $4.8 million of commercial grade bulk drug material in the subsequent twelve-month period. If FDA approval for SYMLIN is received, our expenditures to secure commercial grade bulk drug material will increase substantially, including a commitment to purchase approximately $9.2 million of additional material pursuant to an agreement with Johnson & Johnson. We are also obligated to purchase this material if we enter into a collaboration agreement for SYMLIN or if there is a change in control of the Company. If none of these events occur, we have no obligation to purchase this material from Johnson & Johnson.

We anticipate continuing our current development programs and beginning other long-term development projects on new products or technologies. These projects may require many years and substantial expenditures to complete and may ultimately be unsuccessful. Therefore, we will need to obtain additional funds from outside sources to continue research and development activities, fund operating expenses, pursue regulatory approvals and build sales and marketing capabilities, as necessary. These sources may include private and/or public offerings of common or preferred stock, revenues and expense reimbursements from partnership agreements for one or more of our drug candidates, or a combination thereof. There can be no assurances that such financing will be available on reasonable terms, if at all. If adequate funds are not available, we may be required to delay, scale back, or eliminate one or more of our product development programs.

Our future capital requirements will depend on many factors; including the timing and costs involved in obtaining regulatory approvals for SYMLIN, whether regulatory approvals for the marketing of SYMLIN are received, our ability and the extent to which we establish commercialization arrangements for SYMLIN and AC2993, our ability to progress with other ongoing and new preclinical studies and clinical trials, the extent of these preclinical and clinical studies, scientific progress in our other research and development programs, the magnitude of these programs, the costs involved in preparing, filing, prosecuting, maintaining, enforcing or defending ourselves against patents, competing technological and market developments, changes in collaborative relationships, and any costs of manufacturing scale up.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to inventory costs and patent costs. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the *following critical accounting policies* affect the significant judgments and estimates used in the preparation of our consolidated financial statements (see note 1 to our consolidated financial statements on page 30).

Inventory Capitalization

We capitalize inventory costs associated with certain drug candidates prior to receipt of regulatory approval, based on management's judgment of probable future commercialization. We would be required to expense these capitalized costs upon a change in such judgment, due to, among other factors, a decision denying approval of the drug candidate by regulatory agencies.

At December 31, 2001, capitalized inventory, all of which relates to SYMLIN, totaled $8.0 million. Our ability to recover the value of this inventory is dependent upon our ability to obtain regulatory approvals to market SYMLIN in the United States and/or in Europe. The significant risk associated with our ability to obtain marketing approvals, specifically in the United States, is our ability to achieve satisfactory results from the additional clinical work for SYMLIN planned for 2002. If we do not achieve satisfactory results from these trials or are otherwise unable to obtain regulatory approvals for SYMLIN, we will not likely recover the value of this inventory.

Additionally, approximately $1.7 million of the $8.0 million of total SYMLIN inventory is in finished dosage form, and was manufactured in 2001. Our NDA suggests that the finished inventory would have a thirty-six month expiration period. If we are able to begin marketing SYMLIN by mid-2003, we should have sufficient time to allow for commercial sale of this inventory. We will re-evaluate the recoverability of the cost of this finished drug material if our regulatory timeline appears to be extended beyond this time frame.

Patent Costs

We capitalize the costs incurred to file patent applications. These costs are amortized over the lesser of the remaining useful life of the related technology or the patent life, commencing on the date the patent is issued. At December 31, 2001, capitalized costs related to issued patents total approximately $1.7 million (net of accumulated amortization) and approximately $1.7 million related to unissued patents. We expense all costs related to abandoned patent applications. If we elect to abandon any of our currently issued or unissued patents, the related expense could be material to our results of operations for the period of abandonment. Additionally, if the useful life of the related technologies is reduced, amortization of the associated costs would be accelerated.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We invest our excess cash primarily in U.S. Government securities, asset-backed securities and debt instruments of financial institutions and corporations with strong credit ratings. These instruments have various short-term maturities. We do not utilize derivative financial instruments, derivative commodity instruments or other market risk sensitive instruments, positions or transactions *in any material fashion. Accordingly, we believe that, while* the instruments held are subject to changes in the financial standing of the issuer of such securities, we are not subject to any material risks arising from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices or other market changes that affect market risk sensitive investments. Our debt is not subject to significant swings in valuation as interest rates on the debt approximate current interest rates. A hypothetical 1% adverse move in interest rates along the entire interest rate yield curve would not materially affect the fair value of our financial instruments that are exposed to changes in interest rates.

Report of Ernst & Young LLP, Independent Auditors

THE BOARD OF DIRECTORS AND STOCKHOLDERS
AMYLIN PHARMACEUTICALS, INC.

We have audited the accompanying consolidated balance sheets of Amylin Pharmaceuticals, Inc. as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amylin Pharmaceuticals, Inc. at December 31, 2001 and 2000 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

San Diego, California
January 25, 2002,
except for note 11, as to which the date is February 19, 2002

Consolidated Balance Sheets

(in thousands)

DECEMBER 31,	2001	2000
ASSETS		
Current assets:		
Cash and cash equivalents	$ 22,395	$ 6,265
Short-term investments	24,179	76,634
Inventories	8,001	1,077
Other current assets	1,550	1,650
Total current assets	56,125	85,626
Property and equipment, net	3,628	1,999
Patents and other assets, net	3,774	3,010
	$ 63,527	$ 90,635
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Accounts payable and accrued liabilities	$ 6,084	$ 5,586
Accrued compensation	2,302	1,120
Current portion of note payable and capital lease obligations	551	540
Total current liabilities	8,937	7,246
Note payable and capital lease obligations, net of current portion	588	1,080
Note payable to Johnson & Johnson	56,985	51,023
Other liabilities	500	—
Commitments and contingencies		
Stockholders' equity (deficit):		
Preferred stock, $.001 par value, 7,500 shares authorized, none issued and outstanding at December 31, 2001 and 2000, respectively	—	—
Common stock, $.001 par value, 200,000 shares authorized, 67,554 and 63,383 issued and outstanding at December 31, 2001 and 2000, respectively	68	63
Additional paid-in capital	404,114	367,022
Accumulated deficit	(407,744)	(335,772)
Deferred compensation	(309)	(307)
Accumulated other comprehensive income	388	280
Total stockholders' equity (deficit)	(3,483)	31,286
	$ 63,527	$ 90,635

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

(in thousands, except per share data)

YEARS ENDED DECEMBER 31,	2001	2000	1999
Operating expenses:			
Research and development	$ 49,601	$ 33,807	$ 19,181
General and administrative	20,469	10,716	7,920
	70,070	44,523	27,101
Loss from operations	(70,070)	(44,523)	(27,101)
Interest and other income	4,179	6,532	2,215
Interest and other expense	(6,081)	(6,052)	(5,678)
Net loss	(71,972)	(44,043)	(30,564)
Dividends paid on preferred stock	—	—	335
Net loss available to common stockholders	$ (71,972)	$ (44,043)	$ (30,899)
Net loss per share — basic and diluted	$ (1.09)	$ (0.71)	$ (0.73)
Weighted average shares — basic and diluted	65,927	61,644	42,271

See accompanying notes to consolidated financial statements.

Consolidated Statement of Cash Flows

(in thousands)

YEARS ENDED DECEMBER 31,	2001	2000	1999
OPERATING ACTIVITIES:			
Net loss	$ (71,972)	$ (44,043)	$ (30,564)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	1,289	740	1,424
Amortization of deferred compensation	202	1,167	765
Stock-based compensation	614	388	56
Employer 401(k) match	347	195	108
Amortization of debt discount	1,198	1,198	1,198
Issuance of warrants for services	411	271	112
Accrued interest added to note payable	4,764	4,598	4,019
Changes in operating assets:			
Accounts payable and accrued liabilities	1,680	1,846	543
Inventories	(6,924)	(1,077)	—
Other current assets	100	(736)	(317)
Other assets and liabilities, net	468	(118)	(411)
Net cash used in operating activities	(67,823)	(35,571)	(23,067)
INVESTING ACTIVITIES:			
Purchases of short-term investments	(50,940)	(500,535)	(22,260)
Sales and maturities of short-term investments	103,503	438,568	10,090
Proceeds from sale of Cabrillo Laboratories assets	—	—	2,100
Sales (purchases) of equipment, net	(2,641)	(1,664)	215
Increase in patents	(950)	(782)	(241)
Net cash provided by (used in) investing activities	48,972	(64,413)	(10,096)
FINANCING ACTIVITIES:			
Proceeds from issuance of common stock, net	35,521	99,253	19,642
Proceeds from issuance of preferred stock, net	—	—	15,000
Principal payments on capital leases and equipment notes payable	(540)	(1,175)	(2,095)
Net cash provided by financing activities	34,981	98,078	32,547
Increase (decrease) in cash and cash equivalents	16,130	(1,906)	(616)
Cash and cash equivalents at beginning of year	6,265	8,171	8,787
Cash and cash equivalents at end of year	$ 22,395	$ 6,265	$ 8,171
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Interest paid	$ 118	$ 189	$ 290
NON-CASH TRANSACTIONS:			
Conversion of preferred stock and dividend to common stock	$ —	$ —	$ 12,594

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity (Deficit)

(in thousands)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999	COMMON STOCK	
	SHARES	AMOUNT
Balance at December 31, 1998	36,726	$ 37
Comprehensive income (loss):		
Net loss	—	—
Unrealized loss on available-for-sale securities	—	—
Comprehensive loss	—	—
Issuance of preferred stock	—	—
Conversion of preferred stock into common stock	12,500	13
Dividends paid on preferred stock in shares of common stock	94	—
Issuance of common stock upon exercise of options	685	1
Issuance of common stock for employer 401(k) match	167	—
Issuance of common stock for other employee benefit plans	52	—
Stock-based compensation	48	—
Issuance of common stock in private placement	3,700	3
Deferred compensation related to stock options	—	—
Amortization of deferred compensation	—	—
Issuance of warrants for services	—	—
Balance at December 31, 1999	53,972	54
Comprehensive income (loss):		
Net loss	—	—
Unrealized gain on available-for-sale securities	—	—
Comprehensive loss	—	—
Issuance of common stock upon exercise of options and warrants	1,026	1
Issuance of common stock for employer 401(k) match	20	—
Issuance of common stock for other employee benefit plans	32	—
Stock-based compensation	—	—
Issuance of common stock in private placement	8,333	8
Deferred compensation related to stock options	—	—
Amortization of deferred compensation	—	—
Issuance of warrants for services	—	—
Balance at December 31, 2000	63,383	63
Comprehensive income (loss):		
Net loss	—	—
Unrealized gain on available-for-sale securities	—	—
Comprehensive loss	—	—
Issuance of common stock upon exercise of options	576	1
Issuance of common stock for employer 401(k) match	38	—
Issuance of common stock for other employee benefit plans	72	—
Stock-based compensation	—	—
Issuance of common stock in private placement	3,485	4
Deferred compensation related to stock options	—	—
Amortization of deferred compensation	—	—
Issuance of warrants for services	—	—
Balance at December 31, 2001	67,554	$ 68

See accompanying notes to consolidated financial statements.

ADDITIONAL PAID-IN CAPITAL	ACCUMULATED DEFICIT	DEFERRED COMPENSATION	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TOTAL STOCKHOLDERS' EQUITY (DEFICIT)
$ 229,757	$ (260,830)	$ (428)	$ 2	$ (31,462)
—	(30,564)	—	—	(30,564)
—	—	—	(57)	(57)
—	—	—	—	(31,621)
15,000	—	—	—	15,000
—	(13)	—	—	—
322	(322)	—	—	—
1,104	—	—	—	1,105
108	—	—	—	108
54	—	—	—	54
56	—	—	—	56
18,480	—	—	—	18,483
990	—	(990)	—	—
—	—	765	—	765
112	—	—	—	112
265,983	(291,729)	(653)	(55)	(26,400)
—	(44,043)	—	—	(44,043)
—	—	—	335	335
—	—	—	—	(43,708)
3,297	—	—	—	3,298
195	—	—	—	195
224	—	—	—	224
508	—	—	—	508
95,723	—	—	—	95,731
821	—	(821)	—	—
—	—	1,167	—	1,167
271	—	—	—	271
367,022	(335,772)	(307)	280	31,286
—	(71,972)	—	—	(71,972)
—	—	—	108	108
—	—	—	—	(71,864)
1,218	—	—	—	1,219
347	—	—	—	347
542	—	—	—	542
614	—	—	—	614
33,756	—	—	—	33,760
204	—	(204)	—	—
—	—	202	—	202
411	—	—	—	411
$ 404,114	$ (407,744)	$ (309)	$ 388	$ (3,483)

Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Amylin Pharmaceuticals, Inc. (the "Company" or "Amylin") was incorporated in Delaware on September 29, 1987. Amylin is a biopharmaceutical company engaged in the discovery, development and commercialization of drug candidates for the treatment of diabetes and other metabolic disorders.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Amylin Europe Limited. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Research and development expenses

Research and development costs are expensed as incurred and consist of employee salaries and related costs, costs paid to third-party contractors to perform research, conduct clinical trials, and for the development and manufacture of drug materials and delivery devices. Research and development costs also include allocations of corporate overhead expenses, primarily facilities costs.

Concentration of credit risk

The Company invests its excess cash in U.S. Government securities and debt instruments of financial institutions and corporations with strong credit ratings. The Company has established guidelines relative to diversification and maturities that maintain safety and liquidity. These guidelines are periodically reviewed. Financial instruments that potentially subject the Company to significant credit risk consist principally of cash equivalents and short-term investments.

Cash, cash equivalents and short-term investments

Cash, cash equivalents and short-term investments consist principally of U.S. Government securities and other highly liquid debt instruments. The Company considers instruments with original maturities of less than 90 days to be cash equivalents.

Investments

The Company has classified its debt securities as available-for-sale and, accordingly, carries its short-term investments at fair value, and unrealized holding gains or losses on these securities are carried as a separate component of stockholders' equity (deficit). The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses and declines in value judged to be other-than-temporary (of which there have been none to date) on available-for-sale securities are included in interest income. The cost of securities sold is based on the specific-identification method.

Inventories

Inventories are stated at the lower of cost (FIFO) or market, and consist primarily of SYMLIN bulk drug material, which will be used in the manufacture of finished SYMLIN drug product in vials for syringe administration and cartridges for pen administration, pending regulatory approval.

Long-lived assets

Long-lived assets, consisting primarily of office and laboratory equipment, are recorded at cost. Depreciation of equipment is computed using the straight-line method, over three to five years. Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the remaining term of the lease. Amortization of equipment under capital leases is reported with depreciation of property and equipment.

The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. The Company also records the assets to be disposed of at the lower of their carrying amount or fair value less cost to sell. To date, the Company has not experienced any impairment losses on its long-lived assets used in operations. While the Company's current and historical operating and cash flow losses are indicators of impairment, the Company believes the future cash flows to be received support the carrying value of its long-lived assets and accordingly, the Company has not recognized any impairment losses as of December 31, 2001.

Patents

The Company has filed several patent applications with the United States Patent and Trademark Office and in foreign countries. Legal and related costs incurred in connection with pending patent applications have been capitalized. Costs related to successful patent applications are amortized over the lesser of the remaining useful life of the related technology or the remaining patent life, commencing on the date the patent is issued. Accumulated amortization at December 31, 2001 and 2000 was $832,000 and $614,000, respectively. Capitalized costs related to patent applications are charged to operations at the time a determination is made not to pursue such applications. The Company wrote off previously capitalized patent costs of $112,000 in 1999.

Net loss per share

Basic and diluted net loss applicable to common stock per share is computed using the weighted average number of common shares outstanding during the periods. Common stock equivalents from stock options and warrants of 4,087,000, 4,066,000 and 2,578,000 were excluded from the calculation of net loss per share for the years ended December 31, 2001, 2000 and 1999, respectively, because the effect is antidilutive.

Stock-based compensation

The Company has elected to follow Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25") and related Interpretations in accounting for its employee stock options. Under APB 25, when the exercise price of the Company's employee stock options is not less than the market price of the underlying stock on the date of grant, no compensation expense is recognized. The value of options or stock awards issued to non-employees have been determined in accordance with SFAS No. 123, *Accounting for Stock-Based Compensation* and EITF 96-18. Deferred charges for the unvested portion of options granted to non-employees are periodically remeasured and amortization is adjusted accordingly.

Foreign Currency Translation

Assets and liabilities of foreign operations where the functional currency is other than the U.S. dollar are translated at fiscal year-end rates of exchange, and the related revenue and expense amounts are translated at the average rates of exchange during the fiscal year. Gains and losses resulting from translating foreign currency financial statements resulted in an immaterial impact to the Company's financial statements for the years ended December 31, 2001, 2000 and 1999.

Comprehensive Income

Statement of Financial Accounting Standard ("SFAS") No. 130, *Reporting Comprehensive Income* requires that all components of comprehensive income, including net income, be reported in the financial statements in the period in which they are recognized. Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Net income and other comprehensive income, including unrealized gains and losses on investments, shall be reported, net of their related tax effect, to arrive at comprehensive income.

Effect of New Accounting Standards

The Financial Accounting Standards Board ("FASB") has issued SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, which establishes accounting and reporting standards for derivative instruments and hedging activities. The Statement will require the recognition of all derivatives on the consolidated balance sheet at fair value. The FASB subsequently delayed implementation of the standard for the fiscal years beginning after June 15, 2000. The Company adopted the new Statement effective January 1, 2001. The impact on the consolidated financial statements was not material.

The FASB has issued SFAS No. 141, *Business Combinations*, which requires that the purchase method of accounting be used for all business combinations subsequent to June 30, 2001 and specifies criteria for recognizing intangible assets acquired in a business combination. The impact on the consolidated financial statements was not material.

The FASB has issued SFAS No. 142, *Goodwill and Other Intangible Assets*, which establishes a new basis for accounting for intangible assets deemed to have indefinite lives. Such assets are no longer amortized but are reviewed annually for impairment, or more frequently, if indicators of impairment arise. Intangible assets with definite useful lives will continue to be amortized over their respective estimated useful lives. This Statement is required to be adopted by companies for fiscal years beginning after December 15, 2001. The Company intends to adopt the new Statement effective January 1, 2002. The impact on the consolidated financial statements is not expected to be material.

The FASB has issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which supersedes, with exceptions, SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.* SFAS No. 144 retains the basic indicators of impairment recognition and undiscounted cash-flow measurement model of SFAS No. 121, however it removes goodwill from the scope of the analysis, as the accounting for goodwill is now subject to the provisions of SFAS Nos. 141 and 142. SFAS No. 144 also provides additional guidance on differentiating between assets held and used, held for sale, and held for disposal other than by sale. This Statement is required to be adopted by companies for fiscal years beginning after December 15, 2001. The Company intends to adopt the new Statement effective January 1, 2002. The impact on the consolidated financial statements is not expected to be material.

2. INVESTMENTS

The following is a summary of short-term investments as of December 31, 2001 and 2000 (in thousands).

	AVAILABLE-FOR-SALE SECURITIES			
	COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	ESTIMATED FAIR VALUE
December 31, 2001				
U.S. Treasury securities and obligations of U.S. Government agencies	$ 10,330	$ 271	$ —	$ 10,601
Asset-backed securities	2,227	11	—	2,238
Corporate and other debt securities	11,269	74	(3)	11,340
Total	$ 23,826	$ 356	$ (3)	$ 24,179
December 31, 2000				
U.S. Treasury securities and obligations of U.S. Government agencies	$ 44,105	$ 175	$ (7)	$ 44,273
Asset-backed securities	18,710	22	—	18,732
Other debt securities	13,539	90	—	13,629
Total	$ 76,354	$ 287	$ (7)	$ 76,634

The gross realized gains on sales of available-for-sale securities totaled $806,000 and $150,000 and the gross realized losses totaled $1,000 and $7,000 for the years ended December 31, 2001 and 2000, respectively. Approximately $12.0 million, $5.5 million and $6.7 million mature in 2002, 2003, and thereafter, respectively.

3. OTHER FINANCIAL INFORMATION

Other current assets consists of the following (in thousands):

AT DECEMBER 31,	2001	2000
Interest receivable	$ 282	$ 1,284
Prepaid expenses	1,268	366
	$ 1,550	$ 1,650

Property and equipment consists of the following (in thousands):

AT DECEMBER 31,	2001	2000
Office equipment and furniture	$ 3,647	$ 2,155
Laboratory equipment	2,700	1,621
Leasehold improvements	709	603
	7,056	4,379
Less accumulated depreciation and amortization	(3,428)	(2,380)
	$ 3,628	$ 1,999

Accounts payable and accrued liabilities consist of the following (in thousands):

AT DECEMBER 31,	2001	2000
Accounts payable	$ 4,785	$ 4,674
Accrued expenses	1,299	912
	$ 6,084	$ 5,586

4. DEBT AND LEASE COMMITMENTS

In 1996, the Company entered into a master line of credit agreement to provide up to $5 million of net financing secured by laboratory and office equipment. The outstanding loan balance was paid in full in October 2000, at which time the credit facility was terminated.

In November 1997, the Company entered into a financing agreement to provide up to $2.7 million of financing for equipment purchases. As of December 31, 2001, the Company had an outstanding loan balance of $1.1 million. The Company makes monthly payments of principal and interest and the loan is due in full in December 2003. Monthly interest payments are calculated based on prime plus 0.5% (approximately 5.25% at December 31, 2001). The credit agreement provides the lender with a security interest in all equipment financed under the agreement and requires payment of a security deposit of 50% of the remaining outstanding balance should the Company's cash and investment balances fall below $10 million. Maturities of this debt arrangement are $540,000 in each of the years ending December 31, 2002, and 2003. The Company has obligations under capital leases which total $59,000, $11,000 of which is due in 2002.

The Company also leases its facilities under operating leases. The minimum annual rent on the Company's facilities is subject to increases based on stated rental adjustment terms of certain leases, taxes, insurance and operating costs.

Minimum future annual obligations for operating leases for years ending after December 31, 2001 are as follows (in thousands):

2002	$ 1,476
2003	1,529
2004	999
Total minimum lease payments	$ 4,004

Rent expense for 2001, 2000, and 1999, was $2.3 million, $1.1 million, and $1.0 million, respectively. Rent expense for 2001 includes a non-recurring expense of approximately $0.8 million associated with a terminated lease for office space.

On April 30, 1999, the Company entered into an agreement with Magellan Laboratories Incorporated for the sale of the assets of the Company's Cabrillo Laboratories division, for which the Company received a cash payment of $2.1 million. Additionally, the Company and Magellan entered into an agreement pursuant to which Magellan agreed to perform a portion of the Company's future product development services.

5. NOTE PAYABLE TO JOHNSON & JOHNSON AND RELATED COMMITMENTS

From June 1995 to August 1998, Amylin and Johnson & Johnson collaborated on the development and commercialization of SYMLIN pursuant to a worldwide collaboration agreement. Under the collaboration agreement, Johnson & Johnson made payments to Amylin totaling approximately $174 million. These payments included funding of one-half of the SYMLIN development costs, draw downs from the development loan facility under a loan and security agreement, the purchase of $30 million of Amylin common stock, milestone, license and option fee payments, and the funding of SYMLIN pre-marketing costs.

The collaboration terminated in August 1998 and all product and other rights associated with SYMLIN and related compounds reverted to Amylin, subject to the terms of the loan and security agreement. In August 2000, Johnson & Johnson's ownership interest in the Company fell below 5% and they are no longer considered a related party.

In conjunction with the collaboration, the Company received proceeds of approximately $30.6 million from a draw down under a development loan facility. This facility bears interest at the rate of 9.0%, compounded annually. At December 31, 2001, the amount owed under this facility was approximately $44.2 million. In conjunction with the development loan borrowing, the Company issued warrants to Johnson & Johnson to purchase 1,530,950 shares of the Company's Common stock with a fixed exercise price of $12 per share and a 10-year exercise period. At December 31, 2001, the Company also owed Johnson & Johnson approximately $15.8 million for its share of pre-launch marketing expenses. The pre-marketing loan facility bears interest at prime plus 0.5%, 5.25% at December 31, 2001, compounded quarterly.

At December 31, 2001, the total principal and interest due to Johnson & Johnson was approximately $60.0 million. The amount presented in the consolidated balance sheet of $57.0 million is net of a debt discount of $3.0 million, which represents the unamortized portion of the value assigned to the warrants issued to Johnson & Johnson. The Company believes that the carrying value of this note approximates fair value, as the note is at prevailing market interest rates. The development and marketing loans are secured by the Company's issued patents and patent applications relating to amylin, including those relating to SYMLIN. The development loan is due in June 2005 and the pre-marketing loan is due in June 2010. The repayment of these obligations may be accelerated in the event that the Company enters into certain specified change in control transactions, specified types of agreements for SYMLIN or certain types of financing arrangements subsequent to the United States Food and Drug Administration's approval of the SYMLIN New Drug Application.

In September 1998, the Company entered into a repurchase agreement with Ortho-Biotech, Inc., an affiliate of Johnson & Johnson, which provided for the possible future purchase by the Company of certain bulk quantities of commercial grade SYMLIN previously purchased by Johnson & Johnson from third party vendors during the collaboration agreement. The repurchase price shall be the contracted price paid by Johnson & Johnson to the suppliers, plus a carrying cost equivalent to the five-year U.S. Treasury note rate plus 3%. The Company must repurchase the bulk SYMLIN in full on the first to occur of certain events, including the execution of an agreement with a major pharmaceutical company relating to the development, commercialization and/or sale of SYMLIN, receipt of regulatory approval for the sale of SYMLIN, or a change in control of the Company. If none of the aforementioned events occurs, the Company has no obligation related to the repurchase agreement. The Company purchased approximately $1.1 million of this drug material in 2001. As of December 31, 2001, Ortho-Biotech was holding inventory purchased under this agreement totaling $7.4 million, with a repurchase cost to the Company of approximately $9.2 million.

In September 1998, the Company entered into an agreement with Ortho-Biotech, Inc. and a drug manufacturer for the assignment of the rights and obligations of Ortho-Biotech to purchase quantities of bulk SYMLIN from this manufacturer under a July 1997 agreement among the Company, Ortho-Biotech and the manufacturer. Pursuant to this agreement, the manufacturer has agreed to supply certain quantities of bulk SYMLIN to the Company over a period of several years. A portion of this material is inventory that the Company has agreed to repurchase from Johnson & Johnson under the repurchase agreement discussed above. In connection with this agreement, the Company has provided an irrevocable letter of credit in the amount of $400,000 in favor of the manufacturer, which is secured by an equal deposit included in cash, cash equivalents and short-term investments at December 31, 2001. At December 31, 2001 the Company has approximately $4.8 million in outstanding purchase commitments under this agreement.

6. STOCKHOLDERS' EQUITY (DEFICIT)

Stock Purchase Plans

In November 1991, the Company adopted the Employee Stock Purchase Plan (the "1991 Stock Purchase Plan"), under which 600,000 shares of common stock may be issued to eligible employees, including officers. Contributions to this plan may not exceed 15% of the participant's eligible compensation. The price of common stock issued under the Stock Purchase Plan is equal to the lesser of 85% of the market price on the effective date of an employee's participation in the plan or 85% of the fair market value of the common stock at the purchase date. At December 31, 2000, approximately 560,000 shares of common stock had been issued under the plan.

In March 2001, the Company adopted the 2001 Employee Stock Purchase Plan (the "2001 Stock Purchase Plan"), under which 400,000 shares of common stock may be issued to eligible employees, including officers. Contributions to this plan may not exceed 15% of the participant's eligible compensation. The price of common stock issued under the 2001 Stock Purchase Plan is equal to the lesser of 85% of the market price on the effective date of an employee's participation in the plan or 85% of the fair market value of the common stock at the purchase date. At December 31, 2001, no shares of common stock had been issued under the 2001 Stock Purchase Plan.

Stock Option Plans

Under the Company's 1991 Stock Option Plan (the "1991 Plan"), 7.8 million shares of common stock were reserved for issuance upon exercise of options granted to employees and consultants of the Company. The 1991 Plan provides for the grant of incentive and nonstatutory stock options. The exercise price of incentive stock options must equal at least the fair market value on the date of grant, and the exercise price of nonstatutory stock options may be no less than 85% of the fair market value on the date of grant. Generally, options are granted at prices equal to at least 100% of the fair market value of the stock subject to the option at the date of grant, expire not later than ten years from the date of grant and vest ratably over a four-year period. From time to time, as approved by the Company's Board of Directors, options with differing terms have also been granted.

In December 2000, the Company adopted the 2001 Equity Incentive Plan (the "2001 Plan"), which provides for an additional 4 million shares of common stock reserved for issuance upon exercise of options granted to employees and consultants of the Company. The 2001 Plan was approved at a meeting of stockholders in January 2001. The exercise price of incentive stock options may not be less than 100% of the fair market value of the stock subject to the option on the date of the grant and, in some cases, may not be less than 110% of such fair market value. The exercise price of nonstatutory options may not be less than 85% of the fair market value of the stock on the date of the grant and, in some cases, may not be less than 100% of such fair market value. Options issued under the 2001 Plan are generally issued, vest and expire on the same terms as the 1991 Plan.

Under the Company's Non-Employee Directors' Stock Option Plan (the "Directors' Plan"), 450,000 shares of common stock are reserved for issuance upon exercise of nonqualified stock options granted to non-employee directors of the Company. Options granted under the Directors' Plan must have an exercise price of at least 100% of the fair market value of the stock subject to option on the date of grant, vest ratably over periods ranging from twelve to thirty-six months and expire not later than ten years from the date of grant.

The following table summarizes option activity for all of the option plans (in thousands):

	SHARES UNDER OPTION	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding at December 31, 1998	5,967	$ 4.65
Granted	1,241	2.04
Exercised	(688)	1.60
Cancelled	(1,952)	5.49
Outstanding at December 31, 1999	4,568	4.10
Granted	2,179	12.40
Exercised	(913)	2.88
Cancelled	(156)	6.75
Outstanding at December 31, 2000	5,678	7.10
Granted	2,209	8.28
Exercised	(576)	2.12
Cancelled	(247)	9.15
Outstanding at December 31, 2001	7,064	$ 7.80

At December 31, 2001 approximately 1.9 million shares remained available for grant or sale under the Company's stock option plans. Following is a further breakdown of the options outstanding as of December 31, 2001 (in thousands):

RANGE OF EXERCISE PRICES	NUMBER OUTSTANDING	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE	WEIGHTED AVERAGE EXERCISE PRICE
$ 0.313 – $ 2.656	1,337	6.84	$ 1.61	1,112	$ 1.64
$ 2.719 – $ 5.730	1,730	7.22	5.14	733	4.45
$ 5.813 – $ 9.625	1,212	7.45	8.24	533	7.48
$ 9.750 – $ 11.562	1,362	7.62	10.65	467	10.63
$ 11.563 – $ 14.281	1,299	7.72	13.56	667	13.39
$ 14.375 – $ 17.313	124	8.09	15.35	55	15.22
$ 0.313 – $ 17.313	7,064	7.37	$ 7.80	3,567	$ 6.68

Adjusted pro forma information regarding net loss and loss per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options and stock purchase plan under the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of grant using the Black-Scholes method for option pricing with the following weighted average assumptions for 2001, 2000, and 1999, respectively: risk-free interest of 4.0%, 5.50%, and 6.0%; dividend yield of 0%; volatility factors of the expected market price of the Company's common stock of 94%, 132%, and 221% and a weighted-average expected life of the option of five years.

For purposes of adjusted pro forma disclosures, the estimated fair value of the option is amortized to expense over the option's vesting period.

The Company's adjusted pro forma information is as follows (in thousands):

YEARS ENDED DECEMBER 31,	2001	2000	1999
Adjusted pro forma net loss	$ (80,470)	$ (49,546)	$ (32,258)
Adjusted pro forma net loss per share	$ (1.22)	$ (0.80)	$ (0.76)

The weighted-average fair value of options granted during 2001, 2000, and 1999 was $6.09, $11.94, and $2.01, respectively.

Stock Warrants

In May 1997, in conjunction with an amendment to a license agreement, the Company issued warrants to the licensor to purchase 20,000 shares of the Company's common stock with a fixed exercise price of $11.375 per share and a 10-year exercise period. The Company determined that the value of this warrant was not material.

In September 1997, in conjunction with the draw down under the development loan facility with Johnson & Johnson, the Company issued a warrant to Johnson & Johnson to purchase 1,530,950 shares of the Company's common stock at an exercise price of $12.00 per share, which expires on September 29, 2007 (see "Note Payable to Johnson & Johnson and Related Commitments"). The estimated fair value of the warrants at that time was $8.1 million and this amount is being amortized to interest expense over the life of the development loan.

In April 1999, in conjunction with a services agreement, the Company issued warrants to the holder to either purchase 50,000 shares of the Company's common stock with a fixed exercise price of $0.97 per share or convert this warrant into shares equal to the value of this warrant as determined per the services agreement. The Company valued the warrant under the Black-Scholes methodology at $55,000, which was expensed in 1999 as an additional cost of the transaction. This warrant was exercised in September 2000.

In December 1999, in conjunction with an assignment agreement, the Company issued warrants to the assignor to purchase 10,000 shares of the Company's common stock with a fixed exercise price of $3.31 per share and a 3-year exercise period. The Company valued the warrant under the Black-Scholes methodology at $57,000, which was expensed in 1999 as an additional cost of the transaction.

In October 2000, in conjunction with a development, manufacture and commercialization agreement the

Company issued warrants to a collaborative partner to purchase 25,000 shares of the Company's common stock with a fixed exercise price of $10.55 per share, which expires in October 2007. The Company valued the warrant under the Black-Scholes methodology at $271,000, which was expensed in 2000 as an additional cost of the transaction. In March 2001, in conjunction with the same agreement, the Company issued warrants to its collaborative partner to purchase 50,000 shares of the Company's common stock with a fixed exercise price of $10.01 per share, which expires in March 2008. The Company valued the warrant under the Black-Scholes methodology at $411,000, which was expensed in 2001 as an additional cost of the transaction. The Company is not obligated to issue additional warrants under this collaboration agreement.

Shares Reserved for Future Issuance

The following shares of common stock are reserved for future issuance at December 31, 2001 (in thousands):

Employee Stock Option Plans	8,576
Employee Stock Purchase Plans	440
Directors' Deferred Compensation Plan	54
Directors' Stock Option Plan	392
Warrants	1,636
	11,098

Issuance of Preferred and Common Stock

In March 1999, the Company raised $15 million through a private placement of 125,000 shares of Series A Preferred Stock at a price of $120.00 per share. The Series A Preferred Stock automatically converted to 12.6 million shares of common stock on September 2, 1999.

In October 1999, the Company raised $18.5 million in a private placement of 3.7 million shares of common stock. These funds were raised from a select group of institutional and private investors, predominately those investors who participated in the Company's March 1999 financing.

In February 2000, the Company completed a private stock offering to select institutional and individual investors of 8.3 million shares of common stock at a price of $12.00 per share. Net proceeds from this transaction were approximately $95.7 million.

In May 2001, the Company completed a private stock offering of 4.1 million shares of common stock priced at $10.00 per share to select institutional investors. This transaction included the sale of approximately 3.5 million shares of newly issued stock by the Company and 0.6 million shares by an existing stockholder. Net proceeds to the Company from this transaction were approximately $33.8 million.

7. BENEFIT PLANS

The Company has a defined contribution 401(k) plan for the benefit of all eligible employees. Discretionary matching contributions are based on a percentage of employee contributions and are funded by newly issued shares of the Company's common stock. The fair market value of contributions to the plan by the Company for the benefit of its employees in 2001, 2000 and 1999 was $347,000, $195,000 and $108,000, respectively.

The Company adopted a Deferred Compensation Plan in April 2001, which allows officers and directors to defer up to 100% of their annual compensation. The trust assets, consisting of primarily cash and mutual funds are recorded at current market prices. These assets are placed in a "rabbi trust" and are presented as assets of the Company in the accompanying consolidated balance sheet, as they are available to the general creditors of the Company. The corresponding liability of $500,000 at December 31, 2001 is included in other liabilities in the accompanying consolidated balance sheet. Total contributions to this plan, consisting solely of compensation deferred by participants, were $466,000 in 2001.

In August 1997, the Company adopted a Non-Employee Directors' Deferred Compensation Plan (the "Directors' Deferral Plan") that permits participating non-employee directors to elect, on an annual basis, to defer all or a portion of their cash compensation in a deferred stock account, pursuant to which the deferred fees are credited in the form of phantom shares of the Company's common stock, based on the market price of the stock at the time the fees are earned. Deferred amounts are valued at the fair market value of the Company's common stock at each reporting date and are included in accrued compensation in the accompanying consolidated balance sheets. Upon termination of service the director's account is settled in either cash or stock, at the Company's discretion. The Company recorded expense associated with this plan of $158,000, $27,000 and $629,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

8. COLLABORATIVE AGREEMENTS

On May 15, 2000, the Company signed an agreement with Alkermes, Inc., a company specializing in the development of products based on proprietary drug delivery technologies, for the development, manufacture and commercialization of an injectable long-acting formulation of AC2993, or AC2993 LAR, with the goal of developing a product that would allow a once-a-month administration of AC2993.

Under the terms of the agreement, Alkermes has granted the Company an exclusive, worldwide license to its Medisorb® technology for the development and commercialization of injectable sustained release formulations of exendins, such as AC2993, and other related compounds that Amylin may develop. In exchange, Alkermes will receive funding for research and development and milestone payments comprised of cash and warrants to purchase the Company's common stock upon achieving specified development and commercialization goals. Alkermes will also receive a combination of royalty payments and manufacturing fees based on any future product sales.

9. INCOME TAXES

Significant components of Amylin's deferred tax assets as of December 31, 2001 and 2000 are shown below (in thousands). A valuation allowance of $175.6 million of which $33.0 million is related to 2001 changes, has been recognized as of December 31, 2001 to offset the deferred tax assets, as realization of such assets in the future is uncertain.

	2001	2000
Deferred tax assets:		
Net operating loss carryforwards	$ 141,906	$ 112,540
Research and development credits	20,749	16,052
Capitalized research expenses	13,555	13,795
Other	765	182
Total deferred tax assets	176,975	142,569
Deferred tax liabilities:		
Intangibles	(1,384)	—
Valuation allowance for deferred tax assets	(175,591)	(142,569)
Net deferred tax assets	$ —	$ —

At December 31, 2001, Amylin had Federal net operating loss carryforwards of approximately $390 million, California net operating loss carryforwards of approximately $53 million and foreign tax net operating loss carryforwards of approximately $9 million. The difference between the Federal and California tax loss carryforwards is attributable to the capitalization of research and development expenses for California tax purposes and the fifty percent limitation on California loss carryforwards. The Federal tax carryforwards begin to expire in 2002 unless previously utilized. The California tax loss carryforwards will continue to expire in 2002. The Company also has Federal research and development tax credit carryforwards of $16 million and California research and development tax credit carryforwards of $7 million, both of which will begin expiring in 2003, unless previously utilized.

Pursuant to Internal Revenue Code Sections 382 and 383, the use of the Company's net operating loss and credit carryforwards may be limited if a cumulative change in ownership of more than 50% occurs within a three-year period. However, the Company does not believe that this type of limitation would have a material impact upon the future utilization of these tax loss carryforwards.

10. CLASS ACTION LAWSUIT

On August 9, 2001, plaintiff Eric W. Peters, on behalf of himself and purportedly on behalf of a class of Company stockholders, filed a complaint in the United States District Court for the Southern District of California against the Company and its chief executive officer. Additional similar lawsuits were filed against the Company and certain officers and directors in the same court. The complaint alleges securities fraud in connection with various statements and alleged omissions to the public and to the securities markets related to the development of SYMLIN. All of the existing lawsuits were consolidated into a single action and a consolidated complaint was filed in February 2002. The Company believes that the lawsuit is without merit and intends to defend itself vigorously against the claims, although there are no assurances that the Company will be successful in defending such claims. The lawsuit is at an early stage and the extent or range of possible damages, if any, cannot yet be reasonably estimated.

11. SUBSEQUENT EVENT

On February 19, 2002, the Company completed a public offering of 12.075 million shares of its common stock at a price of $8.00 per share. This offering was completed pursuant to a 13.3 million share universal shelf registration initially filed with the Securities and Exchange Commission in December 2001. This transaction generated net proceeds of approximately $91 million for the Company. The Company intends to use the net proceeds for research and development and general corporate purposes.

12. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following financial information reflects all normal recurring adjustments which are, in the opinion of management, necessary for a fair statement of the results of the interim periods. Summarized quarterly data for fiscal 2001 and 2000 are as follows (in thousands, except per share data):

	FOR THE QUARTERS ENDED			
	MARCH 31	JUNE 30	SEPTEMBER 30	DECEMBER 31
Fiscal 2001:				
Loss from operations	$ (14,797)	$ (18,946)	$ (19,524)	$ (16,803)
Net loss	(14,975)	(19,430)	(19,759)	(17,808)
Basic and diluted net loss per share[1]	(0.24)	(0.30)	(0.29)	(0.26)
Fiscal 2000:				
Loss from operations	$ (8,963)	$ (10,854)	$ (10,829)	$ (13,877)
Net loss	(9,536)	(10,635)	(10,026)	(13,846)
Basic and diluted net loss per share[1]	(0.17)	(0.17)	(0.16)	(0.22)

[1] *Net loss per share is computed independently for each of the quarters presented. Therefore, the sum of the quarterly per-share calculations will not necessarily equal the annual per-share calculation.*

Market for Registrant's Common Equity and Related Stockholder Matters

Since February 10, 2000, our common stock has been traded on the Nasdaq National Market under the symbol "AMLN". From February 1, 1999 to February 9, 2000, our common stock traded on the Nasdaq SmallCap Market. Before February 1999, our common stock traded on the Nasdaq National Market. The following table sets forth, for the periods indicated, the high and low sales prices per share of common stock on the Nasdaq National Market or the Nasdaq SmallCap Market, as applicable:

2001	HIGH	LOW
First Quarter	$ 12.19	$ 5.00
Second Quarter	15.01	8.50
Third Quarter	11.11	4.94
Fourth Quarter	11.20	5.41

2000	HIGH	LOW
First Quarter	$ 18.38	$ 7.50
Second Quarter	17.44	7.50
Third Quarter	18.13	10.31
Fourth Quarter	12.69	6.50

The last reported sale price of our common stock on the Nasdaq National Market on March 15, 2002 was $10.75. As of March 15, 2002, there were approximately 990 shareholders of record of our common stock.

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings for funding growth and, therefore, do not anticipate paying any cash dividends in the foreseeable future.

Corporate Information

CORPORATE HEADQUARTERS

9373 Towne Centre Drive
San Diego, California 92121
(858) 552-2200
(858) 552-2212 fax
www.amylin.com

INDEPENDENT AUDITORS

Ernst & Young LLP
San Diego, California

CORPORATE COUNSEL

Cooley Godward LLP
San Diego, California

PATENT COUNSEL

Brobeck, Phleger & Harrison LLP
San Diego, California

TRANSFER AGENT AND REGISTRAR

Mellon Investor Services
400 South Hope Street, 4th Floor
Los Angeles, California 90071
(800) 522-6645
www.mellon-investor.com

ANNUAL MEETING

The next annual meeting of stockholders will be held May 15, 2002 at 10:00 a.m.
Amylin Headquarters, Building 2
4690 Executive Drive
San Diego, California 92121
(858) 552-2200

REQUESTS FOR INFORMATION

Current press releases, product pipeline updates and a copy of the Company's Form 10-K, as filed with the Securities and Exchange Commission, can be found on our website at www.amylin.com. To have this information mailed to you free of charge, please contact Investor Relations at (858) 552-2200 x7299.

TRADEMARKS

SYMLIN™ (pramlintide acetate) is a trademark of Amylin Pharmaceuticals, Inc.

MANAGEMENT TEAM

Joseph C. Cook, Jr.
Chairman and Chief Executive Officer

Daniel M. Bradbury
Executive Vice President

Julia R. Brown
Executive Vice President

Martin R. Brown
Senior Vice President of Operations

Joann L. Data, M.D., Ph.D.
Senior Vice President of Regulatory Affairs and Quality Assurance

Orville G. Kolterman, M.D.
Senior Vice President of Clinical Affairs

Alain D. Baron, M.D.
Vice President of Clinical Research

Mark G. Foletta
Vice President of Finance and Chief Financial Officer

Lloyd A. Rowland
Vice President, Secretary and General Counsel

Andrew A. Young, M.D., Ph.D.
Vice President and Senior Research Fellow

BOARD OF DIRECTORS (AS OF MARCH 22, 2002)

Joseph C. Cook, Jr.
Chairman and Chief Executive Officer

James C. Blair, Ph.D.
General Partner, Domain Associates LLC

Vaughn D. Bryson
President, Life Science Advisors

Ginger L. Graham
Group Chairman, Guidant Corporation

Howard E. (Ted) Greene, Jr.
Cofounder, Amylin Pharmaceuticals, Inc.

Terrence H. Gregg
Vice President, Medtronic Corp. and President, Medtronic MiniMed

Vaughn M. Kailian
Vice Chairman, Millenium Pharmaceuticals

Jay S. Skyler, M.D.
Professor of Medicine, Pediatrics and Psychology, University of Miami

James N. Wilson
Chairman of the Board, Corcept Therapeutics Incorporated

Management Team

Joseph C. Cook, Jr.
Chairman
and Chief Executive Officer





Daniel M. Bradbury
Executive Vice President

Julia R. Brown
Executive Vice President





Martin R. Brown
Senior Vice President of Operations

Joann L. Data, M.D., Ph.D.
Senior Vice President of Regulatory
Affairs and Quality Assurance





Orville G. Kolterman, M.D.
Senior Vice President
of Clinical Affairs

Alain D. Baron, M.D.
Vice President of Clinical Research





Mark G. Foletta
Vice President of Finance
and Chief Financial Officer

Lloyd A. Rowland
Vice President, Secretary
and General Counsel





Andrew A. Young, M.D., Ph.D.
Vice President
and Senior Research Fellow
















AMYLIN™ PHARMACEUTICALS

9373 Towne Centre Drive
San Diego, California 92121
[858] 552.2200 [858] 552.2212 fax
www.amylin.com

